Kathleen M. Macpeak

+1.202.373.6149

kathleen.macpeak@morganlewis.com

VIA EDGAR

July 11, 2017

Elisabeth Bentzinger, Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Nuveen All Cap Energy MLP Opportunities Fund (the “Fund”)
File Nos: 333-212322 and 811-22877

Dear Ms. Bentzinger:

The purpose of this letter is to respond to comments you provided via telephone on July 10, 2017 to the Fund’s initial registration statement on Form N-2, which was filed on June 29, 2016 for the purpose of registering additional common shares of the Fund.

The following summarizes your comments and our responses. Unless otherwise noted, capitalized terms have the same meaning as contained in the Fund’s Prospectus or Form N-2. Any underlined language is to distinguish new language from existing language and is bolded only for this correspondence.

PROSPECTUS SUMMARY

1. Comment:	Please update the following disclosure to reflect a more recent date:

As of November 30, 2016, approximately 98% of the Fund’s Managed Assets were invested in MLPs and MLP affiliates.

Response:	Registrant will update the disclosure in a 497 filing as follows:

As of February 28, 2017, approximately 99% of the Fund’s Managed Assets were invested in MLPs and MLP affiliates.

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

Elisabeth Bentzinger

July 11, 2017

2. Comment:	On page 5, please provide 2017 values for the Solactive Junior MLP Composite Index and the Alerian Large Cap MLP Index, as was done elsewhere.

Response:	Registrant will update the requested disclosure in a 497 filing.

3. Comment:	Please provide preferred stock investment strategy information that corresponds to the risk disclosure on page 34 in the Summary Prospectus.

Response:	Registrant will add the following disclosure in a 497 filing:

MLP Preferred Units. MLP preferred units may be traded on an exchange or unlisted, in which case the Fund may purchase MLP preferred units through negotiated transactions directly with MLPs, affiliates of MLPs and institutional holders of such units. Holders of MLP preferred units can be entitled to a wide range of voting and other rights, depending on the structure of each separate security. In most cases, holders of preferred units are entitled to receive distributions before distributions are made to common unitholders that are either equal to the MQD, or set at a fixed rate that is above the MLP’s current distribution. Preferred units are senior in the capital structure to common units, but are subordinate to debt holders. While the Fund may invest in MLP preferred units in the future if the Fund’s portfolio management team finds value in such investments, it has not done so historically, nor is it currently invested in such securities as of the date of this prospectus.

PROSPECTUS

4. Comment:	Please re-add all previous references to “borne by the fund” when discussing portfolio turnover.

Response:	Registrant will make the requested change in a 497 filing.

SAI

5. Comment:	On page 6 of the SAI, please change “The Fund will consider the concentration of underlying investment companies when determining compliance with its own concentration policy” to
“…consider the investments of underlying investment companies…”

Response:	Registrant will revise the disclosure as follows:

The Fund will consider the investments of underlying investment companies when determining compliance with its own concentration policy, to the extent the Fund has sufficient information about such investments.

6. Comment:	On page 6 of the SAI, please remove the following:

For the purpose of applying the limitation set forth in subparagraph (4) above, such policy will apply to municipal securities if the payment of principal and interest for such securities is derived solely from a specific project, and in that situation the Fund will consider such municipal securities to be in an industry associated with the project.

Elisabeth Bentzinger

July 11, 2017

Response:	Registrant will remove the disclosure as requested in a 497 filing.

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Should you have any questions, please do not hesitate to contact me at 202.373.6149.

Sincerely yours,

/s/ Kathleen M. Macpeak

Kathleen M. Macpeak

cc:	Kevin McCarthy
Gifford Zimmerman
Mark Winget
Thomas S. Harman